FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-4620

Crystallex International Corporation
(Translation of registrant’s name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CRYSTALLEX INTERNATIONAL CORPORATION

Management’s Discussion and Analysis
For the Three Month Period Ended March 31, 2005
(All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the three month period ending March 31, 2005. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2004, the related annual MD&A included in the 2004 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in US dollars, unless otherwise specified. This MD&A has been prepared as of May 10, 2005.

Highlights

•	Las Cristinas permitting process continues for second quarter approval under timeline disclosed by Venezuela officials.

•	Las Cristinas engineering design work over 90% complete with all long lead time equipment and supplies ordered.

•	Reduced gold hedges by 53,440 ounces, or approximately one-third since year-end 2004 to approximately 111,000 ounces.

•	Net loss for the quarter of $8.0 million, or $0.04 per share.

Key Statistics

	Three Months Ended March 31,

	2005	2004

Operating Statistics
Gold Production (ounces)	12,789	12,006
Gold Sold (ounces)	11,875	9,614
Per Ounce Data:
Total Cash Cost [1]	$298	$277
Average Realized Gold Price	$425	$401
Average Spot Gold Price	$428	$408

Financial Results ($ thousands)
Revenues	$5,046	$3,943
Net Loss	$(7,989)	$(6,651)
Net Loss per Basic Share	$(0.04)	$(0.04)
Cash Flow from Operating Activities[2]	$(12,522)	$(8,856)

	At March 31, 2005	At Dec. 31, 2004

Financial Position ($ thousands)
Cash and Cash Equivalents	$12,533	$5,767
Short-Term Investments	—	$30,277
Restricted Cash and Equivalents	$86,344	$98,006
Total Debt	$83,319	$85,088
Shareholders’ Equity	$138,583	$143,554
Common Shares Outstanding – Basic (millions)	191.3	189.8

[1]	Total Cash Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
[2]	Cash flow after working capital changes and before capital expenditures.

Financial Results Overview

The Company recorded a net loss of $8.0 million, or $0.04 per share for the first quarter of 2005, as compared with a net loss of $6.7 million, or $0.04 per share for the comparable period in 2004. The first quarter of 2005, as compared with the prior year period, reflects higher charges for interest expense ($2.7 million), foreign exchange loss ($1.5 million) and general and administrative expenses ($1.0 million), partially offset by lower amortization and depletion charges ($0.9 million) and a commodity contract gain of $1.5 million as compared to a commodity contract loss of $2.7 million in the corresponding quarter in 2004.

Gold sales revenue for the quarter ended March 31, 2005 was $5.0 million, a 28% increase over $3.9 million of revenue in the corresponding quarter in 2004. The increase in revenue was attributable to selling more ounces of gold and realizing a higher average gold price. The Company sold 11,875 ounces during the first quarter of 2005 at an average realized price of $425 per ounce, while for the year earlier quarter, 9,614 ounces were sold at an average realized price of $401 per ounce. The higher realized price reflects higher spot gold prices, which averaged $428 per ounce during the first quarter of 2005, as compared with $408 per ounce for the same period in 2004.

Cash flow from operating activities for the first quarter of 2005 was a deficit of $12.5 million as compared with a deficit of $8.9 million for the comparable quarter in 2004. In the first quarter of 2005, expenditures of $6.8 million to financially settle gold sales contracts and $3.6 million of general and administrative expenses contributed to the deficit. The Company’s cash position at December 31, 2004 of $134.0 million decreased by $35.1 million to $98.9 million at March 31, 2005. Capital expenditures were $23.1 million during the first quarter of 2005, an increase of $19.0 million over the same period last year due to an increase in development activities at Las Cristinas.

Project Development and Operations Review

Las Cristinas

The Company made steady progress on the development of Las Cristinas. Engineering design work is on plan, achieving just over 90% completion by the end of the first quarter of 2005. A total of $102 million has been committed under equipment purchase orders and construction and service contracts at quarter end. Purchase orders for a number of bulk items and instruments are on hold pending the issue of the Permit to Impact Natural Resources, (the “Permit”). We continue to target issuance of the Permit by the end of the second quarter of 2005.

Project construction activities will be initiated immediately upon receipt of the Permit. Initially, work will focus on the construction of the river diversion channel and the tailings management facility. Presently, site work continues on upgrading of the 19km access road, extending the air strip and refurbishing of the camp to accommodate the construction work force. These projects are expected to be completed during the second quarter. Construction of the mess hall, kitchen and recreation facilities is complete.

The Company has applied for an exoneration from Import Duties and Value Added Tax on certain equipment and supplies related to the construction phase of the project. While the exoneration process is ongoing, equipment is being stored in Houston and Antwerp.

An infill drill program of approximately 5,500m was completed at Las Cristinas during the first quarter. The objective of the program was to upgrade resources in the main Conductora pit to proven and probable reserves. Assay results should be available during May and a revised reserve estimate is expected by the end of June.

During the first quarter of 2005, capital expenditures at Las Cristinas totalled $22.3 million. Since awarding the EPCM contract at the end of the first quarter of 2004, $60.3 million has been spent on Las Cristinas, including work related to the EPCM contract ($35 million), site security, environmental work expansion of the air strip and general site administration.

Production

	Three Months Ended March 31,

	2005	2004

Gold Production (ounces)
La Victoria	667	—
Tomi Open Pits	8,948	10,214
Tomi Underground	2,910	824
Purchased Material	264	968

Total Gold Production (ounces)	12,789	12,006

Total Ore Processed[1] (tonnes)	110,305	120,500
Head Grade of Ore Processed (g/t)	3.84	3.39
Total Recovery Rate (%)	94%	92%
Total Gold Recovered (ounces)	12,789	12,006

Total Cash Cost Per Ounce Sold	$298	$277
Mine Operating Cash Flow ($,000)	$917	$1,284
Capital Expenditures ($,000)	$856	$1,112

[1]	Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.

Gold production of 12,789 ounces in the first quarter of 2005 was marginally higher than production during the same period in 2004. Over 90% of production was from the Tomi concession. The total cash cost per ounce sold was $298 per ounce during the first quarter of 2005, as compared with $277 per ounce in the same quarter in 2004. In calculating the cash costs per ounce, operating costs were reduced by two amounts: (i) $1.1 million of expenditures for upgrading the Revemin mill and expanding the tailings dam. These costs were expensed rather than capitalized due to the estimated ore reserve life of less than two years and (ii) development expenditures of approximately $592,000 for the Albino mine which were expensed rather than capitalized as the book value of the Albino mine was written off following the termination of the Company’s Albino rights in February 2005, (see Non GAAP Measures). The termination is currently under appeal.

Capital expenditures on the Tomi mines totalled approximately $856,000 in the first quarter of 2005.

Tomi

	Three Months Ended March 31,

100% Basis	2005	2004

Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined	82,376	104,000
Tonnes Waste Mined	474,152	826,000
Tonnes Ore Processed	86,253	98,000
Average Grade of Ore Processed (g/t)	3.44	3.52
Recovery Rate (%)	94%	93%

Production (ounces)	8,948	10,214

Tomi Underground (100% Crystallex)
Tonnes Ore Mined	10,512	5,400
Tonnes Ore Processed	11,220	4,500
Average Grade of Ore Processed (g/t)	8.49	6.01
Recovery Rate (%)	95%	94%

Production (ounces)	2,910	824

During the first quarter of 2005, there were two open pit mines and one underground mine operating on the Tomi concession. It is presently forecast that open pit mining at Tomi will be completed in late 2005 or early 2006. In the second quarter, the Company plans to undertake a small exploration drill program at two additional deposits on Tomi (Fosforito and Miligrito 1) to assess their economic viability for open-pit mining.

La Victoria
	Three Months Ended March 31,

100% Basis	2005	2004

La Victoria (51% Crystallex)[1]
Tonnes Ore Mined	21,614	—
Tonnes Waste Mined	105,309	82,000
Tonnes Ore Processed	10,670	—
Average Grade of Ore Processed (g/t)	2.14	—
Recovery Rate (%)	91%	—

Production (ounces)	667	—

[1]	Crystallex owns 100% of 0702259 B.C. Ltd. which in turn has an indirect 51% equity interest in Lo Increible (including the La Victoria deposit) through the Venezuelan holding company, Osmin Holdings Limited. Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

The La Victoria mine has been on care and maintenance since late 2003 due to low gold recoveries from refractory sulphide ore. A small amount of oxide ore was mined and processed in the first quarter of 2005. The Company has completed an assessment of alternative processing options to treat the refractory ore, including a Pre-Feasibility Study of a Bio-Oxidation plant, an order-of-magnitude study which considered a flotation plant and shipping of a concentrate and a scoping study of a bio-oxidation heap leach process (Geobiotics technology). Whilst all technically feasible, none of the options are economically viable. Operations at La Victoria remain suspended. Over the balance of 2005, the Company will conduct exploration on a number of identified deposits on the Lo Increible properties.

Income Statement

Mining Revenue

Revenue for the first quarter of 2005 was $5.0 million, as compared with $3.9 million for the comparable period in 2004. The increase in revenue was a result of selling more ounces of gold at a higher average realized price. Crystallex produced 12,789 ounces of gold in the first quarter of 2005 and sold 11,875 ounces of gold as compared with production of 12,006 ounces and sales of 9,614 ounces in the first quarter of 2004. Although gold production was similar in both quarters, the ounces sold during the first quarter of 2004 were less than ounces produced in the same quarter due to the timing of gold shipments.

Crystallex receives the spot price of gold for its gold sales and realized an average price of $425 per ounce on gold sales in the first quarter of 2005 as compared with an average realized price of $401 per ounce for the year earlier period. The spot price of gold averaged $428 per ounce during the first quarter of 2004, as compared with $408 per ounce for the comparable period in 2004.

Operating Expenses

Mine operating costs were $5.2 million during the first quarter of 2005, as compared with $2.7 million in the comparable period in 2004. The increase was due, in part, to accounting for the cost of a significantly higher number of ounces of gold sold in the first quarter of 2005 (see Mining Revenue). Also, operating costs in the current quarter include $1.1 million of expenditures at the Revemin mill and tailings dam and $592,000 of expenditures on the Albino underground mine, (see Production). The total cash cost during the first quarter of 2005 was $298 per ounce of gold sold, as compared with $277 per ounce for the comparable period in 2004.

General and Administrative Expenses

General and Administrative expenses were $3.6 million for the first quarter of 2005, up from $2.7 million for the corresponding quarter in 2004. The increase was principally due to higher legal and compensation expenses, offset in part by a reduction in audit and accounting fees. Compensation expense was higher in the current quarter, primarily as a result of the addition of four employees who were not with the Company in the first quarter of 2004.

Forward Sales and Written Call Options

During the first quarter of 2005, the Company financially settled 53,440 ounces of gold sales commitments at a cost of $6.8 million. During the remainder of 2005, Crystallex intends to financially settle contract positions as they mature.

As tabled below, at March 31, 2005, the Company’s gold contract position totalled 110,918 ounces of fixed forward contracts and call options at an average price of US$309 per ounce.

	2005	2006	Total

Fixed Forward Gold Sales (ounces)	21,456	39,996	61,452
Average Price (US$/ounce)	$310	$310	$310
Written Gold Call Options (ounces)	47,466	2,000	49,466
Average Exercise Price (US$/ounce)	$305	$348	$307
Total (ounces)	68,922	41,996	110,918
Average Price (US$/ounce)	$307	$312	$309

Accounting for Derivative Instruments

The Company’s existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company’s metal trading contracts are recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interest rates.

The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract gain in the first quarter of 2005 was $1.5 million. This included an unrealized gain of $8.3 million offset by a realized loss of $6.8 million. The unrealized gain represents the reduction in the mark-to-market value of the Company’s gold contract obligations since December 31, 2004, while the realized loss reflects the cash cost of financially settling 53,440 ounces of gold contract obligations during the first quarter of 2005.

Mark-to-Market

At March 31, 2005, the unrealized mark-to-market value of the Company’s gold forward sales and call options, calculated at the quarter end spot price of US$428 per ounce was negative $14.3 million. This mark-to-market value is recorded on the Balance Sheet as a liability (Commodity Contract Obligations) and represents the replacement value of these contracts based upon the spot gold price at March 31, 2005 and does not represent an obligation for payment. The Company’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company’s cash. The table below illustrates the cash requirement if the Company had to financially settle all contract positions in excess of planned production. Future production from Las Cristinas is excluded. The analysis assumes the Company is unable to roll existing contracts to future periods and all positions in excess of planned production are required to be settled financially at March 31, 2005 using the spot gold price on that day of US$428 per ounce.

	2005	2006	Total

Total ounces Committed	68,922	41,996	110,918
Planned Production[2]	37,000	29,000	66,000
Excess Committed Ounces	31,922	12,996	44,918
Average Committed Price (US$/oz)	$307	$312	$309
Average Assumed Spot Price (US$/oz)	$428	$428	$428
Cash Required to Settle Excess Positions ($ millions)	$3.9	$1.5	$5.4

[1] Represents forecast production for the period April-December 2005.
[2] Production forecast excludes Las Cristinas.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Company’s Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

Liquidity and Capital Resources

Cash and Equivalents

The Company had cash of $12.5 million and restricted cash of $86.3 million at March 31, 2005. The restricted funds are comprised of the following: i) $2.5 million held on deposit with Mitsui & Co. Precious Metals Inc. as margin for gold call option contracts and ii) $83.8 million balance of proceeds of a senior unsecured unit financing held in escrow. The unit proceeds are released to pay for approved capital expenditures for the development of Las Cristinas ($69.7 million balance remaining) and for the first three semi annual interest payments on the senior unsecured units ($14.1 million).

The timing of cash expenditures is, in part, dependent upon receipt of the Permit. Assuming receipt of the Permit at the end of the second quarter of 2005, restricted cash balances of $69.7 million at March 31, 2005 are forecast to provide sufficient funding for Las Cristinas into the third quarter of 2005. Any delay in receiving the Permit will delay planned expenditures.

The change in the cash balance during the first quarter of 2005 is reconciled as follows ($ millions):

Cash at December 31, 2004		$134.0

Warrant and Option Proceeds	$2.6

Total Sources of Cash		$2.6

Operating Cash Flow Deficit	$(12.5)
Capital Expenditures – Las Cristinas	$(22.3)
Capital Expenditures – Other Operations	$(0.8)
Debt Service	$(2.2)

Total Uses of Cash		$(37.8)

Net Reduction to Cash and Restricted Cash		$(35.2)

Cash and Restricted Cash at March 31, 2005		$98.8

Cash Flow from Operations

Operating cash flow (before capital expenditures) was a deficit of $12.5 million for the first quarter of 2005. For the comparable period in 2004, operating cash flow was a deficit of $8.9 million. Cash expenditures for general and administrative expenses ($3.6 million) and settling gold contract positions ($6.8 million) contributed to the cash flow deficit in the first quarter.

The operating cash flow deficit for the first quarter of 2005 was $3.7 million higher than the deficit for the same period in 2004. The larger deficit in the current quarter was primarily attributable to higher cash expenditures for settling gold contracts. Cash used for settling gold contracts was $3.2 million higher in the first quarter of 2005 as compared to the comparable period in 2004. This was partially offset by a $1.6 million contribution from working capital changes during the first quarter of 2005 as compared with a working capital utilization of $3.4 million in the same period in 2004.

Investing Activities

Capital expenditures during the first quarter totalled $23.1 million, as compared with $4.1 million for the same period in 2004. The increase in the current quarter was attributable to higher spending on the Las Cristinas project and largely reflects work under the EPCM contract which commenced at the beginning of the second quarter 2004. Capital expenditures for the first quarters of 2005 and 2004 were as follows:

$ millions	First Quarter 2005	First Quarter 2004

Las Cristinas	$22.3	$2.7
Revemin/Tomi/Albino	0.8	1.1
Corporate	—	0.3

Total	$23.1	$4.1

Based upon receipt of the Permit at the end of the second quarter of 2005 and Control Budget capital estimates, the Company expects capital expenditures for Las Cristinas to be approximately $150 million for the balance of the year. Crystallex intends to fund this overall requirement with existing cash and from a combination of limited recourse project debt financing, other forms of public market debt financing, and equity financing.

Financing Activities

Debt repayments were $2.2 million during the first quarter of 2005. The next scheduled loan principal repayment of $2.2 million is due July 2005.

During the first quarter of 2005, the Company received proceeds of $2.7 million from the exercise of warrants and options.

Outstanding Share Data

At March 31, 2005, 191.3 million common shares of Crystallex were issued and outstanding. In addition, at March 31, 2005 options to purchase 10.6 million common shares of Crystallex were outstanding under the Company’s stock option plan and warrants to purchase 12.0 million common shares of Crystallex were issued and outstanding.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

There were no changes in accounting policies or methods used to report the Company’s financial condition in the first quarter of 2005 that impacted the Company’s financial statements.

Risk Factors

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

	Three Months Ended March 31,

	2005	2004

Operating Costs per Financial Statements	$5,231,203	$2,659,210
Albino Mine Expenditures	(591,852)	—
Revemin Mill Expenditures	(1,102,654)
By-Product Credits	—	—
Reclamation and Closure Costs	—	—

Operating Costs for Per Ounce Calculation	$3,536,697	$2,659,210

Gold Ounces Sold	11,875	9,614
Total Cash Cost Per Ounce Sold	$298	$277

Additional information relating to Crystallex, including the 2004 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.

Consolidated Financial Statements of

CRYSTALLEX INTERNATIONAL
CORPORATION

March 31, 2005

(Unaudited)

(Expressed in United States Dollars)

CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Balance Sheets (Expressed in United States dollars)

	March 31,	December 31,
	2005	2004

	(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents	$12,533,475	$5,766,742
Short-term investments	—	30,277,280
Restricted cash and cash equivalents (Note 2)	2,500,000	2,500,000
Accounts receivable - trade	572,085	529,907
Production inventories (Note 3)	2,132,077	1,784,788
Prepaid expenses and other	4,169,666	2,785,264

	21,907,303	43,643,981
RESTRICTED CASH AND CASH EQUIVALENTS (Note 2)	83,843,706	95,505,636
PROPERTY, PLANT AND EQUIPMENT (Note 4)	139,391,513	117,329,337
DEFERRED FINANCING FEES	3,504,051	3,639,702

TOTAL ASSETS	$248,646,573	$260,118,656

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$10,109,358	$6,595,329
Current portion of commodity contract obligations (Note 7)	10,257,056	16,724,215
Current portion of long-term debt (Note 5)	4,258,470	4,400,000

	24,624,884	27,719,544
LONG-TERM DEBT (Note 5)	79,060,959	80,687,719
COMMODITY CONTRACT OBLIGATIONS (Note 7)	4,037,418	5,855,897
ASSET RETIREMENT OBLIGATIONS (Note 8)	2,340,616	2,301,181

	110,063,877	116,564,341

COMMITMENTS AND CONTINGENCIES (Note 11)

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	310,224,538	306,031,783
CONTRIBUTED SURPLUS	30,649,009	31,824,328
CUMULATIVE TRANSLATION ADJUSTMENT	11,958,981	11,958,981
DEFICIT	(214,249,832)	(206,260,777)

	138,582,696	143,554,315

	$248,646,573	$260,118,656

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Statements of Operations and Deficit (Unaudited) (Expressed in United States dollars)

	Three Month	Three Month
	period ended	period ended
	March 31, 2005	March 31, 2004

MINING REVENUE	$5,045,847	$3,943,322

OPERATING EXPENSES
Operations	5,231,203	2,659,210
Amortization	877,299	1,090,193
Depletion	209,015	850,588

	6,317,517	4,599,991

OPERATING LOSS	(1,271,670)	(656,669)

OTHER EXPENSES
Amortization	157,654	24,594
Interest	2,764,142	86,570
General and administrative	3,637,760	2,669,083
Stock based compensation	266,732	45,618

	6,826,288	2,825,865

COMMODITY CONTRACT GAIN (LOSS) (Note 7)	1,458,681	(2,732,885)

LOSS BEFORE OTHER ITEMS	(6,639,277)	(6,215,419)

OTHER ITEMS
Interest and other income	623,815	27,620
Foreign exchange loss	(1,973,593)	(462,910)

	(1,349,778)	(435,290)

NET LOSS FOR THE PERIOD	$(7,989,055)	$(6,650,709)
DEFICIT, BEGINNING OF PERIOD	(206,260,777)	(145,606,714)

DEFICIT, END OF PERIOD	$(214,249,832)	$(152,257,423)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.04)	$(0.04)

BASIC AND DILUTED WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	190,660,898	148,449,675

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Statements of Cash Flows (Unaudited) (Expressed in United States dollars)

	Three Month	Three Month
	period ended	period ended
	March 31, 2005	March 31, 2004

CASH FLOWS FROM
OPERATING ACTIVITIES
Loss for the period	$(7,989,055)	$(6,650,709)
Adjustments to reconcile loss to net cash
used in operating activities:
Amortization and depletion	1,204,533	1,965,375
Unrealized foreign exchange loss	589,529	49,999
Accretion expense on asset retirement obligations	39,435	—
Director’s fees	70,000	30,000
Interest accretion on long-term debt	431,710	—
Unrealized commodity contract gain	(8,285,638)	(892,152)
Stock based compensation	266,732	45,618
Changes in other operating assets and liabilities:
Increase in accounts receivable	(362,161)	(1,525,208)
Increase in production inventories	(614,764)	(1,005,512)
Increase in prepaid expenses and other	(1,498,008)	(107,058)
Increase (decrease) in accounts payable and
accrued liabilities	3,625,563	(766,600)

	(12,522,124)	(8,856,247)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in property, plant and equipment	(23,131,057)	(4,073,722)
Decrease in restricted cash	11,661,930	—
Decrease in short-term investments	30,277,280	—

	18,808,153	(4,073,722)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	2,680,704	992,188
Debt repayments	(2,200,000)	(515,000)

	480,704	477,188

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,766,733	(12,452,781)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,766,742	26,203,536

CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,533,475	$13,750,755

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION Consolidated Statements of Shareholders’ Equity (Expressed in United States dollars)

	Number of Common Shares	Amount	Number of Special Warrants	Amount	Number of Warrants	Contributed Surplus	Deficit	Cumulative Translation Adjustment	Total

Balance at December 31, 2003	135,403,523	$171,994,591	12,800,000	$11,886,581	20,042,772	$25,808,171	$(142,650,559)	$11,958,981	$78,997,765
Adjustment for change in policy re stock-based compensation, effective January 1, 2004	—	—	—	—	—	2,956,155	(2,956,155)	—	—
Shares issued:
Public equity offering	28,750,000	81,935,995	—	—	—	—	—	—	81,935,995
Unit offering	6,500,000	20,484,750	—	—	—	—	—	—	20,484,750
Exercise of options	1,251,000	1,581,512	—	—	—	(172,624)	—	—	1,408,888
Conversion of warrants	4,908,046	13,573,007	—	—	(4,908,046)	(2,289,529)	—	—	11,283,478
Directors’ fees	40,976	100,000			—	—	—	—	100,000
Finders fee	19,232	50,000			—	—	—	—	50,000
Conversion of special warrants	12,800,000	11,886,581	(12,800,000)	(11,886,581)	—	—	—	—	—
Share exchange — El Callao	163,958	468,062	—	—	—	—	—	—	468,062
Proceeds from orderly disposition of shares	—	3,957,285	—	—	—	—	—	—	3,957,285
Options issued to employees	—	—	—	—	—	5,296,977	—	—	5,296,977
Warrants expired	—	—	—	—	(2,126,491)	—	—	—	—
Extention of warrants	—	—	—	—	—	225,178	—	—	225,178
Net loss for the year	—	—	—	—	—	—	(60,654,063)	—	(60,654,063)

Balance at December 31, 2004	189,836,735	$306,031,783	—	—	13,008,235	$31,824,328	$(206,260,777)	$11,958,981	$143,554,315
Shares issued (unaudited):
Exercise of options	475,000	629,794	—	—	—	(125,942)	—	—	503,852
Conversion of warrants	1,000,000	3,492,961	—	—	(1,000,000)	(1,316,109)	—	—	2,176,852
Directors’ fees	19,502	70,000	—	—	—	—	—	—	70,000
Options issued to employees (unaudited)	—	—	—	—	—	266,732	—	—	266,732
Net loss for the period (unaudited)	—	—	—	—		—	(7,989,055)	—	(7,989,055)

Balance at March 31, 2005 (unaudited)	191,331,237	$310,224,538	—	$—	12,008,235	$30,649,009	$(214,249,832)	$11,958,981	$138,582,696

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements March 31, 2005 (Unaudited) (Expressed in United States dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES
The unaudited interim period consolidated financial statements of Crystallex International Corporation (“Crystallex” or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles. These unaudited interim period consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the audited annual consolidated financial statements and the accompanying notes thereto. The preparation of these consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company’s annual consolidated financial statements as at December 31, 2004 and for the year then ended, except as follows:

Variable Interest Entities
Effective January 1, 2005, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) to account for variable interest entities (“VIE’s”). This new standard recognizes that a controlling financial interest in an entity may exist through arrangements that do not involve a voting interest. Such entities are considered to be variable interest entities and can arise from a variety of legal structures. By definition, these entities either lack enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity; or has equity owners that do not have the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. The primary beneficiary of a VIE is determined by identifying the party that will absorb the majority of the VIE’s expected losses, receive a majority of the expected returns, or both. The primary beneficiary is required to consolidate the entity in their consolidated financial statements. Implementation of this standard has had no material impact on the Company.

2.	RESTRICTED CASH AND CASH EQUIVALENTS
As at March 31, 2005 the Company had $86,343,706 of restricted cash and cash equivalents. Of this balance, $83,843,706 is comprised principally of treasury bills with original maturities of three months or less. These funds are being held in escrow under terms of an Escrow Agreement whereby funds are restricted for use towards approved capital budget expenditures and interest expense on notes payable. The remaining $2,500,000 is held on deposit with a commodity contract counterparty.

3.	PRODUCTION INVENTORIES
	March 31, 2005	December 31, 2004

Gold in doré	$812,134	$265,972
Gold in process	491,117	409,986
Stockpiled ore	55,982	4,421
Consumables and spare parts	772,844	1,104,409

	$2,132,077	$1,784,788

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements March 31, 2005 (Unaudited) (Expressed in United States dollars)

4.	PROPERTY, PLANT AND EQUIPMENT
The components of property, plant and equipment are as follows:
		March 31, 2005

		Accumulated
	Cost, Net	Amortization
	of	and	Net Book
	Write-downs	Depletion	Value

Plant and equipment	$20,552,858	$6,337,352	$14,215,506
Mineral properties	128,499,460	4,374,187	124,125,273
Deferred exploration and
development expenditures	3,315,154	2,264,420	1,050,734

	$152,367,472	$12,975,959	$139,391,513

		December 31, 2004

		Accumulated
	Cost, Net	Amortization
	of	and	Net Book
	Write-downs	Depletion	Value

Plant and equipment	$8,899,003	$5,642,790	$3,256,213
ineral properties	121,358,351	7,653,154	113,705,197
Deferred exploration and
development expenditures	2,459,187	2,091,260	367,927

	$132,716,541	$15,387,204	$117,329,337

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements March 31, 2005 (Unaudited) (Expressed in United States dollars)

4.	PROPERTY, PLANT AND EQUIPMENT (continued)
The net book values of property, plant and equipment by location are as follows:
		March 31, 2005

			Deferred
			exploration
			and
	Plant and	Mineral	development
	Equipment	properties	expenditures	Total

Las Cristinas Concessions	$11,800,000	$123,907,696	$—	$135,707,696
Tomi Concession	—	217,577	1,050,734	1,268,311
Revemin mill	2,101,284	—	—	2,101,284
Corporate	314,222	—	—	314,222

Total	$14,215,506	$124,125,273	$1,050,734	$139,391,513

		December 31, 2004

			Deferred
			exploration
			and
	Plant and	Mineral	development
	Equipment	properties	expenditures	Total

Las Cristinas Concessions	$—	$113,451,761	$—	$113,451,761
Tomi Concession	—	253,436	367,927	621,363
Revemin mill	3,041,238	—	—	3,041,238
Corporate	214,975	—	—	214,975

Total	$3,256,213	$113,705,197	$367,927	$117,329,337

Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements March 31, 2005 (Unaudited) (Expressed in United States dollars)

5.	LONG-TERM DEBT
	March 31, 2005	December 31, 2004

Bank loan	$4,258,470	$6,458,470
Notes payable	79,060,959	78,629,249

	83,319,429	85,087,719
Less: Current portion of long-term debt	(4,258,470)	(4,400,000)

	$79,060,959	$80,687,719

Interest accretion on the notes payable of $431,710 (2004 – nil) was expensed in the period as a component of interest expense.

6.	SHARE CAPITAL
	March 31, 2005	December 31, 2004

Authorized:
Unlimited common shares, without par value
Unlimited Class "A" preference shares, no par value
Unlimited Class "B" preference shares, no par value
Issued:
191,331,237 Common Shares (2004 - 189,836,735)	$310,224,538	$306,031,783

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements March 31, 2005 (Unaudited) (Expressed in United States dollars)

6.	SHARE CAPITAL (continued)
Warrants
As at March 31, 2005, common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Range of Exercise Price - Cdn. $	Number of Shares	Weighted Average Remaining Contractual Life (Years)

$1.60 to $2.28	2,918,500	0.69
$2.85 to $3.58	8,447,727	1.28
$3.67 to $4.69	642,008	0.47

	12,008,235

Stock options

The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company’s stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over a one year or three year period.

As at March 31, 2005 stock options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding Options

Range of Exercise Price - Cdn. $	Number of Shares	Weighted A verage Remaining Contractual Life (Y ears)	Weighted A verage Exercise P rice - Cdn$

$1.00 to $1.50	1,652,500	2.07	1.24
$1.75 to $2.65	4,252,500	5.02	2.20
$3.00 to $4.35	4,647,250	6.81	3.29

	10,552,250

As at March 31, 2005 there were 702,500 stock options outstanding, with a weighted average exercise price of Cdn. $3.35, that were not fully vested. (December 31, 2004 – 877,500 stock options with a weighted average exercise price of Cdn. $3.32).

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements March 31, 2005 (Unaudited) (Expressed in United States dollars)

7.	COMMODITY CONTRACT GAIN (LOSS)

The commodity contract gain for the three month period ended March 31, 2005 included an unrealized gain of $8,285,638 partially offset by a realized loss of $6,826,957. The unrealized gain represents the reduction in the fair value of the Company’s commodity contract obligations since December 31, 2004. The realized loss arose during the period as the Company financially settled commodity contact obligations totaling 53,440 ounces at a cash cost of $6,826,957.

8.	ASSET RETIREMENT OBLIGATIONS

The key assumptions on which the fair value of the asset retirement obligations is based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used a discount rate of 15%. As of March 31, 2005, undiscounted cash outflows approximating $3.78 million are expected to occur over a five year period.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

The following table explains the change in the asset retirement obligations:

	Three Month	Three Month
	period ended	period ended
	March 31, 2005	March 31, 2004

Asset retirement obligations, beginning of period	$2,301,181	$—
Accretion expense	39,435

Asset retirement obligations, end of period	$2,340,616	$—

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2005	2004
	Cash paid during the three months ended
	March 31 for interest	$57,764	$86,570

	Cash paid during the three months ended
	March 31 for income taxes	$—	$—

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements March 31, 2005 (Unaudited) (Expressed in United States dollars)

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

		March 31, 2005	December 31, 2004

	Cash and cash equivalents comprises:
	Cash	$1,430,219	$808,439
	Cash equivalents	$11,103,256	$4,958,303

		$12,533,475	$5,766,742

	Significant non-cash transactions for the three months ended March 31, 2005 included
i)	The Company issued 19,502 common shares, with a value of $70,000, for directors’ fees

Significant non-cash transactions for the three months ended March 31, 2004 included:
i)	The Company issued 10,870 common shares, with a value of $30,000, for directors’ fees.
ii)	The Company issued 19,232 common shares, with a value of $50,000, for a finder’s fee.
iii)	The Company issued 12,800,000 common shares with a value of $11,886,581 on conversion of special warrants.

10.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Venezuela.The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain (loss) and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

Geographic Information:

	Mining Revenue		Property, Plant and Equipment

	Three Month Period	Three Month Period
	Ended March 31,	Ended March 31,
	2005	2004	March 31, 2005	December 31, 2004

Venezuela	$5,045,847	$3,943,322	$139,173,710	$117,114,362
Canada	—	—	217,803	214,975

Total	$5,045,847	$3,943,322	$139,391,513	$117,329,337

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
March 31, 2005
(Unaudited)
(Expressed in United States dollars)

10.	SEGMENTED INFORMATION (continued)

			Bolivar/			Intersegment
		Corporate	Albino	El Callao	Cristinas	Eliminations	Total

	2005
	Mining revenue	$—	$4,794,936	$250,911	$—	$—	$5,045,847
	Mining revenue - intersegment	$—	$1,051,389	$—	$—	$(1,051,389)	$—
	Operating costs	$—	$(4,179,814)	$(1,051,389)	$—	$—	$(5,231,203)
	Operating costs - intersegment	$—	$—	$(1,051,389)	$—	$1,051,389	$—
	Interest and other income	$623,815	$—	$—	$—	$—	$623,815
	Interest expense	$(2,706,378)	$(57,764)	$—	$—	$—	$(2,764,142)
	Depletion and amortization	$(157,654)	$(1,084,309)	$(2,005)	$—	$—	$(1,243,968)
	Segment (loss) profit	$(6,282,541)	$(891,573)	$(814,941)	$—	$—	$(7,989,055)
	Segment assets	$103,432,214	$9,365,380	$141,282	$135,707,697	$—	$248,646,573
	Capital expenditures	$19,160	$855,965	$—	$22,255,932	$—	$23,131,057

	2004
	Mining revenue	$—	$3,943,322	$—	$—	$—	$3,943,322
	Operating costs	$—	$(2,494,722)	$(164,488)	$—	$—	$(2,659,210)
	Interest and other income	$25,058	$2,562	$—	$—	$—	$27,620
	Interest expense	$(20,635)	$(65,935)	$—	$—	$—	$(86,570)
	Depletion and amortization	$(22,474)	$(1,942,901)	$—	$—	$—	$(1,965,375)
	Segment loss	$(5,664,666)	$(692,813)	$(293,230)	$—	$—	$(6,650,709)
	Segment assets	$15,190,349	$35,789,031	$133,331	$75,454,161	$—	$126,566,872
	Capital expenditures	$287,705	$1,112,119	$—	$2,673,898	$—	$4,073,722

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
March 31, 2005
(Unaudited)
(Expressed in United States dollars)

11.	COMMITMENTS AND CONTINGENCIES

Significant changes in commitments, since those reported in the Company’s annual consolidated financial statements as at December 31, 2004, are as follows:

The Company has made certain commitments to date approximating $102 million (December 31, 2004 – $85 million), and will be required to make additional commitments approximating $163 million (December 31, 2004 – $180 million), in order to complete construction of the Las Cristinas project. Management remains confident that it will be able to obtain the necessary financing through project debt, other forms of public market debt, or equity financing. In the event that such efforts are not successful, the carrying value of Las Cristinas could be subject to material adjustment.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

By: /s/ Daniel R. Ross
Date May 12, 2005	(Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

* Print the name and title of the signing officer under his signature.